January 2, 2025

Jia Zhang
President
West Lake Club Inc.
14738 SW 23rd Street
Miami, FL 33185

       Re: West Lake Club Inc.
           INNO Holdings Inc.
           Schedule 13D Filed by Jia Zhang and West Lake Club Inc. Filed September 11, 2024
           File No. 005-94615
Dear Jia Zhang:

       We have conducted a limited review of the above-captioned filing and have the following comments.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D Filed September 11, 2024
General

1. We note that the event reported as requiring the filing of the Schedule 13D was May
       31, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
Schedule 13D
       within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the
       May 13, 2024 event date, the Schedule 13D submitted on September 11, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
2. Please amend to include a separate Cover Page for Jia Zhang. Refer to Instruction 1 within the "Instructions for Cover Page" at Rule 13d-101 of Regulation 13D-G.
Item 2, page 3
 January 2, 2025
Page 2

3. Please amend Item 2 of the Statement to include the present principal occupation or employment for Jia Zhang. See Instruction C within the "Special Instructions for
       Complying With Schedule 13D" and subsection (c) of Item 2 at Rule 13d-101 of
       Regulation 13D-G.
Item 4, page 3

4. The last paragraph in Item 4 refers "the Reporting Person" in the singular. Please amend to provide the information required by Item 4 of Schedule 13D for each of the reporting persons. See Instruction C within the "Special Instructions for Complying
       With Schedule 13D" and subsection (c) of Item 2 at Rule 13d-101 of Regulation 13D-
       G.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Nicholas Panos at
202-551-3266.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions